UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36211 / June 11, 2026

In the Matter of:

KKR Real Estate Select Trust Inc.
FS KKR Capital Corp.
KKR FS Income Trust
KKR FS Income Trust Select
KKR Asset-Based Finance Fund
KKR Income Opportunities Fund
KKR Asset-Based Income Fund
KKR US Direct Lending Fund-U Inc.
KKR Enhanced US Direct Lending Fund-L Inc.
Capital Group KKR Core Plus+
Capital Group KKR Multi-Sector+
FS/KKR Advisor, LLC
KKR Registered Advisor LLC
KKR Credit Advisors (US) LLC
Certain of their wholly-owned subsidiaries and joint ventures as described in Appendix A to the application
Certain of their affiliated entities as described in Appendix B to the application

555 California Street, 50th Floor
San Francisco, CA 94104

201 Rouse Boulevard
Philadelphia, PA 19112

6455 Irvine Center Drive
Irvine, CA 92618-4518

812-15834

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

KKR Real Estate Select Trust Inc., et al. filed an application on June 16, 2025, and amendments to the application on November 4, 2025, January 27, 2026, and April 27, 2026, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies, registered closed-end management investment companies, and registered open-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On May 14, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36154). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by KKR Real Estate Select Trust Inc., et al. (File No. 812-15834) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.